Exhibit 99.1

Alcon Independent Director Committee Commends Alcon on Stronger Than Expected Q2 Earnings

o	Alcon Exceeds Street Estimates 29 out of 32 Quarters Since its IPO

o	Alcon Management and Employees Continue to Build Shareholder Value

o	Street Expects Strong Momentum and Growth in Business to Continue

HUENENBERG, Switzerland – July 26, 2010 – The Alcon Independent Director Committee (the “Committee”) noted today that Alcon once again delivered strong earnings in the second quarter of 2010. Alcon’s 2Q 2010 Adjusted EPS of $2.22 per share represented a year-over-year growth rate of 14.4% and exceeded Wall Street’s mean consensus estimate of $2.03 per share by 9.4%. Alcon’s strong EPS growth was driven by an 11.3% increase in organic sales resulting, in part, from a 22.3% increase in advanced technology intraocular lens sales, a 17.2% increase in glaucoma sales and a 24.2% increase in emerging market sales.

Since the beginning of the year, Alcon has raised its full-year 2010 EPS guidance from a range of $7.30 - $7.55 per share to $7.45 - $7.62 per share. This steady earnings generation and ability to exceed consensus Wall Street expectations, even in the face of macro-economic and regulatory challenges and uncertainties, underscores why investors have consistently afforded Alcon a premium valuation compared to peers.  In response to Alcon’s strong performance this year, Wall Street research analysts have raised consensus estimates for Alcon for 2010, as well as the outlook for 2011 and beyond.

Thomas G. Plaskett, Chairman of the Committee, said, “Alcon has delivered yet another impressive quarter, and has raised its sales and earnings guidance for the year. These latest results highlight the fact that Alcon’s underlying business fundamentals continue to build upon the momentum of previous quarters. The results also further illustrate management’s ability to exceed the market’s expectations on a consistent basis. In addition to strong operating results, Alcon recently announced the acquisition of LenSx Lasers, Inc., which is yet another example of the strategic business development activities that Alcon has undertaken over the past two years to drive near and long-term revenue growth, meaningfully strengthen its new product pipeline and add new platform capabilities. These activities were not part of the plan when Novartis first announced its acquisition of Nestlé’s shares in 2008, and they add meaningfully to Alcon’s intrinsic value.”

Mr. Plaskett continued, “We encourage Novartis to recognize the Company and its employees for their efforts and reflect it in Novartis’ valuation of Alcon’s minority shares. Our recent investor meeting in New York demonstrated the steadfast support the Committee has from the minority shareholders, who believe strongly that Novartis must deliver appropriate value for their shares.”

Novartis’ current offer of 2.8 shares of Novartis stock for each outstanding share of Alcon stock is currently valued at approximately $138, which represents a ~24% discount to the $181.71 that Nestlé is receiving for control and a ~16% and ~8% discount to the prices one day and one month before Novartis’ offer was made, respectively.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the Committee.

Important information regarding the proposal will continue to be posted on the Committee’s Web site: www.transactioninfo.com/alcon.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners 800-322-2885

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit Alcon’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.